Exhibit 99.1

Yandex Announces First Quarter 2022 Financial Results

MOSCOW and AMSTERDAM, the Netherlands, April 27, 2022 -- Yandex (NASDAQ and MOEX: YNDX), one of Europe's largest internet companies and the leading search and ride-hailing provider in Russia, today announced its unaudited financial results for the first quarter ended March 31, 2022.

Q1 2022 Financial and Operational Highlights1,2

We experienced continued stable operations and strong growth across most of our businesses through February 23, 2022. In the last five weeks of the first quarter, our operations in certain businesses were adversely affected by the impact of geopolitical developments, which is reflected in our results for the full first quarter.

In RUB millions		Three months ended March 31
		2021	2022	Change
	Total Revenues	73,136	106,010	45%
	Online Ad Revenues	35,996	41,658	16%
	Total Adjusted EBITDA	11,021	1,271	-88%
	Total Adjusted EBITDA margin, %	15.1%	1.2%	-13.9 pp
Total Group	Total adjusted EBITDA before one-off personnel expenses[3]	11,021	7,161	-35%
	Total adjusted EBITDA before one-off personnel expenses margin, %	15.1%	6.8%	-8.3 pp
	Net income/(loss)	(3,220)	(13,037)	n/m
	Adjusted Net Income/(Loss)	3,008	(8,124)	n/m
	Share of Russian search market, %	60.0%	61.0%	1.0 pp
	Search share on Android, %	59.3%	59.9%	0.6 pp
	Search share on iOS, %	41.9%	46.1%	4.2 pp
Search and	Revenues	34,945	43,834	25%
Portal	Revenues Ex-TAC	28,616	37,125	30%
	Adjusted EBITDA	17,106	18,399	8%
	Adjusted EBITDA margin, %	49.0%	42.0%	-7.0 pp
	Revenues	34,132	54,899	61%
	Rides YoY growth in the Mobility services, %	22.0%	36.4%	14.4 pp
E-Commerce, Mobility	GMV of Mobility[4]	119,402	167,418	40%
and Delivery	GMV of E-commerce[5]	24,486	64,580	164%
	GMV of other O2O services[6]	12,657	24,322	92%
	Total Adjusted EBITDA	(3,161)	(8,203)	n/m
Media Services	Yandex Plus subscribers, MM	9.0	12.2	36%

(1) Pursuant to SEC rules regarding convenience translations, Russian ruble (RUB) amounts have been translated into U.S. dollars in this release at a rate of RUB 84.0851 to $1.00, the official exchange rate quoted as of March 31, 2022 by the Central Bank of the Russian Federation.

(2) The following measures presented in this release are “non-GAAP financial measures”: ex-TAC revenues, adjusted EBITDA, adjusted EBITDA margin and adjusted net income/(loss). Please see the section “Use of Non-GAAP Financial Measures” below for a discussion of how we define these measures, as well as reconciliations at the end of this release of each of these measures to the most directly comparable U.S. GAAP measures.

(3) In March 2022, Yandex incurred one-off personnel expenses due to additional (13th) salary paid to employees in the amount of RUB 5,890 million in order to support them on the back of macroeconomic instability, including accelerated inflation and currency volatility.

(4) GMV (or gross merchandise value) of Mobility is defined as the total amount paid by customers for ride-hailing, car-sharing and scooters rent services booked through our platform, including VAT.

(5) GMV of E-commerce is defined as the value of all merchandise sold through our Yandex Market marketplace and Yandex Lavka as well as the value of products sold through Yandex Eats grocery service (delivered and paid for) including VAT.

(6) GMV of other O2O (online-to-offline) services includes the total amount paid by customers and partner businesses for Yandex Delivery services, the value of orders, delivered through Yandex Food Delivery service, Lavka Israel, and several other smaller O2O experiments, including VAT.

Financial outlook

Given the significant changes to the external environment and the high degree of uncertainty concerning future geopolitical developments (including risk of further sanctions and their impact on the Russian and global economy), our visibility over the short- and medium-term is limited. Our previous guidance for 2022 should no longer be relied upon and we are not able to provide any forward-looking comments at this stage. We may resume providing our financial outlook for future periods when there is greater clarity over the macro environment in general and the impact on Yandex in particular.

Corporate and Subsequent Events

●	On February 28, 2022, Nasdaq and the New York Stock Exchange suspended the trading in securities of a number of companies with material operations in Russia, including Yandex N.V. Class A shares. Trading in the shares on Nasdaq remained halted as of the reporting date and we have no visibility on when and whether trading may be resumed. Trading in Yandex N.V. shares on the Moscow Exchange was suspended on February 28, 2022 and resumed on March 29, 2022. Under recently adopted legislation, however, non-Russian shareholders are not permitted to sell shares on the Moscow Exchange. Moreover, because the international settlement systems remain closed for trading in rubles and in any securities of Russian businesses, it is currently not possible for trades to settle between shareholders that acquired our shares on Nasdaq and investors on the Moscow Exchange, and the volume of our shares available for trading on the Moscow Exchange is limited. We are currently reviewing alternative options in order to provide our shareholders the ability to trade our shares, including considering the possibility of listing on another international stock exchange in due course.

●	On March 7, 2022, Yandex announced that, as a result of the suspension of trading of our Class A shares on Nasdaq for a period of five dealing days or more, the holders of the $1.25 billion 0.75 per cent. convertible notes due 2025 (“Notes”) have the right to require the Company to redeem their Notes at par plus accrued interest. We are engaged in discussions with advisors to an ad hoc committee of noteholders with a view to reaching a fair and sustainable solution for all parties involved.

●	On March 18, 2022, Yandex announced that the company is exploring different strategic options, including divestment, for its news aggregation service and infotainment platform Zen. Going forward, we intend to focus on the continued development of our other technology-related businesses and products, including search, advertising, self-driving vehicles and cloud computing; and our transactional services, including ride-hailing, e-commerce, video/audio services and streaming.

Consolidated Results

The following table provides a summary of our key consolidated financial results for the three months ended March 31, 2021 and 2022:

In RUB millions	Three months ended March 31,
	2021	2022	Change
Revenues	73,136	106,010	45%
Ex-TAC revenues	67,735	99,864	47%
Loss from operations	(267)	(12,434)	n/m
Adjusted EBITDA	11,021	1,271	-88%
Net income/(loss)	(3,220)	(13,037)	n/m
Adjusted net income/(loss)	3,008	(8,124)	n/m

Our segment disclosure is provided in the Segment financial results section below.

Cash, cash equivalents and term deposits as of March 31, 2022:

●	RUB 88.0 billion ($1,047.1 million) on a consolidated basis, of which RUB 39.0 billion was available cash position outside of Russia (including RUB 4.2 billion cash balance of MLU Group). The aggregate cash balance of Yandex legal entities in Russia (excluding MLU Group) was RUB 42.0 billion (including U.S. dollar denominated holdings in the amount of RUB 13.0 billion).

Segment financial results

Starting in Q1 2022, we introduced the following changes to our segments under which we reported our quarterly financial results previously, in order to better reflect operational structure of our businesses:

●	We have introduced a new segment called E-commerce, Mobility and Delivery, which combines our key transactional O2O services;
●	We transferred the MLU (Taxi) and Yandex Market segments to a new segment called E-commerce, Mobility and Delivery. Please see further detail below;
●	We transferred Toloka, our data-centric AI solution that enables clients to generate machine learning data at scale, and RouteQ, our cloud platform using traffic forecasts to optimize last mile delivery (formerly known as Yandex Routing), from Search & Portal to the Other Business Units and Initiatives segment; and
●	We transferred Yandex Uslugi (“Services”) and Edadeal from Other Business Units and Initiatives to the E-commerce, Mobility and Delivery segment.

These changes have been applied retroactively to all periods presented.

Search & Portal

Our Search and Portal segment includes Search, Geo, Yandex 360, Weather, News, Travel, Alice voice assistant and number of other services offered in Russia, Belarus and Kazakhstan.

Key operational trends:

●	Share of Russian search market, including mobile, averaged 61.0% in Q1 2022, up from 60.0% in Q1 2021 and 60.2% in Q4 2021, according to Yandex Radar
●	Search share on Android in Russia was 59.9% in Q1 2022, up from 59.3% in Q1 2021 and 59.2% in Q4 2021, according to Yandex Radar
●	Search share on iOS in Russia was 46.1% in Q1 2022, up from 41.9% in Q1 2021 and 44.0% in Q4 2021, according to Yandex Radar
●	Mobile search traffic was 65.7% of our total search traffic in Q1 2022. Mobile revenues represented 57.4% of our search revenues in Q1 2022
●	Search queries in Russia grew 8% in Q1 2022 compared with Q1 2021

In RUB millions	Three months ended March 31,
	2021	2022	Change
Revenues	34,945	43,834	25%
Revenues Ex-TAC	28,616	37,125	30%
Adjusted EBITDA	17,106	18,399	8%
Adjusted EBITDA margin	49.0%	42.0%	-7.0 pp

Revenues increased by 25% and Revenues Ex-TAC grew by 30% year-on-year in Q1 2022. The increase was primarily driven by the growth of the Yandex Ad Network on the back of ad product and tech enhancements and our core search business underpinned by strengthening search positions across all key platforms. In terms of partners, the SMB segment demonstrated better resilience and was the key contributor to the growth achieved in the quarter, while the larger businesses segment was adversely affected in March 2022 by the withdrawal of multinational advertisers from the market and tighter advertising budgets of domestic businesses.

Adjusted EBITDA margin came to 42.0% in Q1 2022 compared with 49.0% in Q1 2021. Excluding the impact of the one-off personnel expenses in March 2022, adjusted EBITDA margin of Search & Portal segment came to 46.4%. Other factors, which contributed to the year-on-year dynamic of profitability were our investments in product and performance marketing to support the growth of search share on mobile platforms, including iOS (where we have achieved a strong 2.9pp market share gains during the quarter).

E-commerce, Mobility and Delivery

The E-commerce, Mobility and Delivery segment includes our transactional online-to-offline (O2O) businesses, which consist of (i) the mobility businesses, including ride-hailing in Russia and other countries across CIS and EMEA and Yandex Drive, scooters and our car-sharing business for both B2C and B2B; (ii) the E-commerce businesses in Russia and CIS, including Yandex Market, our multi-category e-commerce marketplace, Yandex Lavka Russia, our hyperlocal convenience store delivery service, and grocery delivery service of Yandex Eats; and (iii) other O2O businesses, including Yandex Delivery, our last-mile logistics solution for individuals, enterprises and SMB, Yandex Eats Food Delivery, our ready-to-eat delivery service from restaurants, Lavka Israel, our hyperlocal convenience store delivery service, and several smaller experiments.

Key operational trends:

●	Total E-Commerce GMV increased by 164% year-on-year in Q1 2022

Yandex Market

●	The share of GMV sold by third-party sellers on our Yandex Market marketplace reached 81% in Q1 2022 compared to 66% in Q1 2021
●	Marketplace’s assortment was 26.1 million SKUs as of the end of Q1 2022, up from 3.8 million SKUs as of the end of Q1 2021 and 22.6 million SKUs as of the end of Q4 2021
●	The number of active buyers[7] on Yandex Market marketplace increased by 79% year-on-year and reached 10.8 million as of the end of Q1 2022
●	The number of active sellers[8] on Yandex Market marketplace increased by 230% year-on-year and reached 28.3 thousand as of the end of Q1 2022

Mobility

●	The number of rides in the Mobility services increased 36% compared to Q1 2021
●	GMV of the Mobility services grew 40% compared to Q1 2021

(7) An active buyer is a buyer who made at least 1 purchase in the last 12 months prior to the reporting date.

(8) An active seller is a seller who made at least 1 sale in the last 1 month prior to the reporting date.

In RUB millions	Three months ended March 31,
	2021	2022	Change
GMV:
Mobility	119,402	167,418	40%
E-Commerce	24,486	64,580	164%
First party (1P) business model	11,384	19,177	68%
Third party (3P) commission business model	13,102	45,403	247%
Other O2O services	12,657	24,322	92%
Revenues:
Mobility	18,054	26,561	47%
E-Commerce	12,202	20,745	70%
Revenues from sale of goods (1P)[9]	9,396	15,560	66%
Commission and other e-commerce revenues[10]	2,806	5,185	85%
Other O2O services	3,951	8,796	123%
Eliminations	(75)	(1,203)	n/m
Total revenues	34,132	54,899	61%
Adjusted EBITDA E-commerce, Mobility and Delivery:	(3,161)	(8,203)	160%

(9) Revenues related to sales of goods include revenues from Yandex Market 1P sales, revenues from Yandex Lavka 1P sales in Russia, where we use a first-party (1P) business model and act as a direct retailer, and excludes delivery fee revenues related to these businesses.

(10) Commission and other e-commerce revenues include Yandex Market marketplace (3P) commission, delivery, service fee and advertising revenues of grocery delivery services of Yandex Eats, as well as delivery fee and advertising revenue of Yandex Lavka in Russia and other revenues.

The growth in GMV of Mobility reached 40% year-on-year in Q1 2022, driven by strong demand for shared transportation services, that led to a solid growth in riders and frequency of rides. The growth in GMV of E-commerce reached 164% year-on-year in Q1 2022 mainly driven by 3P Yandex Market GMV on the back of a solid consumer demand for online marketplaces as well as the number of qualitative improvements to our customer value proposition and expansion of the merchants’ base and assortment. The growth in GMV of other O2O services reached 92% year-on-year in Q1 2022, with Yandex Delivery (Logistics), closely followed by Yandex Food Delivery service, being the largest contributors to the GMV growth.

The E-commerce, Mobility and Delivery segment revenues increased by 61% year-on-year, mainly driven by E-commerce services (where Yandex Market was the largest contributor to growth, followed by the Yandex Lavka business) and Mobility (mostly driven by the strong performance of Ride-hailing). Mobility revenues increased by 47%, primarily driven by solid growth in rides and GMV in ride-hailing, with ride-hailing revenue growth rates slightly offset by slower increase of Drive revenues. E-commerce revenues increased by 70% in Q1 2022 compared to Q1 2021. The slower-than-GMV revenue growth is primarily explained by the changes in 1P/3P revenue mix in Yandex Market (increase in the share of 3P GMV to 81% in Q1 2022 compared with 66% in Q1 2021). 1P revenues grew 66% year-on-year supported by Yandex Market 1P sales as well as the growth of Yandex Lavka (on the back of the controlled expansion in the number of dark stores in selected regions). Commission and other E-Commerce revenues grew by 85% due to GMV growth, an increase in the share of 3P GMV and an improved 3P effective take rate in Yandex Market. Other O2O services revenues delivered solid 123% year-on-year growth primarily driven by the growth of Yandex Delivery (Logistics) and Yandex Food Delivery, with Yandex Lavka Israel being the third largest contributor to revenue growth.

Eliminations related to the E-commerce, Mobility and Delivery segment represent the eliminations of intercompany revenues between different businesses within the segment. The year-on-year dynamic was mainly attributed to a higher volume of E-commerce orders fulfilled by our Yandex Delivery (Logistics) business growing from a low base as well as growing volume of Yandex Market orders delivered using our Yandex Drive fleet.

Negative adjusted EBITDA of E-commerce, Mobility and Delivery was RUB 8,203 million in Q1 2022 compared to a RUB 3,161 million in Q1 2021. Positive adjusted EBITDA of Mobility business was offset by investments in fast-growing E-Commerce and other O2O services, and was impacted by the one-off personnel expenses in March. All of our businesses that are in an investment phase demonstrated an improvement of operational efficiency (even when including the additional personnel expenses). In E-commerce, we significantly improved unit economics in each of the respective businesses, including Yandex Market, Lavka and Eats Grocery. We have also improved relative losses (as a percentage of GMV) in

Yandex Delivery. The absolute losses in all of these businesses are associated only with an expansion of the size of the businesses and their fast growth. In businesses such as Lavka Russia and Food Delivery (Eats Restaurants) we have managed to decrease absolute losses on year-on-year basis despite demonstrating a solid growth in scale.

Media Services

The Media Services segment includes our subscription service Yandex Plus, Yandex Music, Kinopoisk, Yandex Afisha and our production center Yandex Studio.

Key operational trends:

●	Number of Yandex Plus subscribers reached 12.2 million as of the end of Q1 2022, up 36% from the end of Q1 2021

In RUB millions	Three months ended March 31,
	2021	2022	Change
Revenues	3,486	5,831	67%
Adjusted EBITDA	(1,257)	(3,171)	152%
Adjusted EBITDA margin	-36.1%	-54.4%	-18.3 pp

Media Services revenues grew 67% in Q1 2022 compared with Q1 2021. The increase was primarily driven by the growth of subscription revenue, devices revenue, as well as licensing revenue and transactional revenue. Negative adjusted EBITDA of RUB 3.2 billion reflects our investments into our video content catalog, the increase of personnel costs due to the one-off payments made to personnel in March and new hirings to support growth of the business, as well as our prearranged marketing campaigns to underpin the growth of the Yandex Plus subscriber base.

Classifieds

The Classifieds segment includes Auto.ru, Yandex Realty and Yandex Rent.

In RUB millions	Three months ended March 31,
	2021	2022	Change
Revenues	1,783	2,172	22%
Adjusted EBITDA	385	277	-28%
Adjusted EBITDA margin	21.6%	12.8%	-8.8 pp

Classifieds revenues increased by 22% in Q1 2022 compared with Q1 2021 and was driven mainly by the increase in revenues from auto dealers’ listings, which has grown by more than 1.4x year-on-year due to the continued improvement of our monetization strategies and improvement of product offering. Adjusted EBITDA decreased by 28% in Q1 2022 compared with Q1 2021 mainly due to the impact of one-off personnel expenses and selective headcount growth in a fast growing Yandex Rent service, as well as prearranged marketing expenses.

Other Business Units and Initiatives

The Other Business Units and Initiatives segment includes our self-driving vehicles business (Yandex SDG), Zen, Yandex Cloud, Yandex Education, Devices, FinTech, Toloka, RouteQ and Yandex Lavka experiments in international markets (“Lavka Overseas”).

In RUB millions	Three months ended March 31,
	2021	2022	Change
Revenues	4,812	7,265	51%
Adjusted EBITDA	(2,148)	(6,127)	185%
Adjusted EBITDA margin	-44.6%	-84.3%	-39.7 pp

Other Business Units and Initiatives revenues increased 51% year-on-year in Q1 2022, driven mainly by Cloud, Devices and Education. Cloud revenue growth rate was supported by increasing demand for our services on the back of product portfolio expansion, our investments in quality improvement, and our ability us to gain market share in light of the suspension of activities by international competitors, as well as the growth of value-added services. Devices revenue increased 32% year-on-year to RUB 2.2 billion in Q1 2022 driven by solid demand on our smart devices, including the volumes growth of our new launches and TV dongles as well as introduction of revenue sharing model across various video-on-demand services, which was partially offset by logistics and production delays in China due to re-emerged COVID-19 related restrictions.

Negative adjusted EBITDA amounted to RUB 6.1 billion, compared to RUB 2.1 billion in Q1 2021. The loss increase was mainly attributed to investments in Yandex SDG (where negative adjusted EBITDA came to RUB 1.8 billion in Q1 2022), followed by Devices and Zen, mainly driven by an increase in personnel costs (resulting from one-off personnel expenditure in March and selective headcount growth) as well as an increase in prices for the servers hosting and providing capacity for our businesses.

Eliminations

Eliminations related to our revenues represent the elimination of transactions between the reportable segments, including advertising revenues, intercompany revenues related to brand royalties, data centers, devices intercompany sales and others.

In RUB millions	Three months ended March 31,
	2021	2022	Change
Revenues:
Segment revenues	79,158	114,001	44%
Eliminations	(6,022)	(7,991)	33%
Total revenues	73,136	106,010	45%
Adjusted EBITDA:
Segment adjusted EBITDA	10,925	1,175	-89%
Eliminations	96	96	0%
Total adjusted EBITDA	11,021	1,271	-88%

Eliminations related to our revenues increased 33% in Q1 2022 compared with Q1 2021. The increase was mainly attributed to the intercompany revenue in Search and Portal (related to data centers rent paid by business units, cross service advertising and marketing activities and brand royalties).

Consolidated Operating Costs and Expenses

Our operating costs and expenses consist of cost of revenues, product development expenses, sales, general and administrative expenses (SG&A), and depreciation and amortization expenses (D&A). Apart from D&A, each of the above expense categories include personnel-related costs and expenses, relevant office space rental, and related share-based compensation expenses. Increases across all cost categories reflect investments in overall growth. In Q1 2022, our headcount increased by 1,057 full-time employees. The total number of full-time employees was 19,061 as of March 31, 2022, up by 6% compared with December 31, 2021, and up 47% from March 31, 2021, which was primarily driven by the expansion of our teams in (i) Search and Portal (mainly sales, project and product managers, devops engineers and developers), (ii) in the E-commerce businesses (including Yandex Market, Yandex Lavka and Yandex Eats) to support the rapid growth of their operations and scale, and (iii) to support the fast growth of Ride-hailing, FinTech, Yandex Cloud and other businesses.

Operating Expenses

In RUB millions	Three months ended March 31,
	2021	2022	Change
Cost of revenues	34,042	51,011	50%
Cost of revenues as a % of revenues	46.5%	48.1%	1.6 pp
including TAC	5,401	6,146	14%
TAC as a % of revenues	7.4%	5.8%	-1.6 pp
Product development	11,009	19,161	74%
As a % of revenues	15.1%	18.1%	3.0 pp
Sales, general and administrative	23,095	40,805	77%
As a % of revenues	31.6%	38.5%	6.9 pp
Depreciation and amortization	5,257	7,467	42%
As a % of revenues	7.2%	7.0%	-0.2 pp
Total operating expenses	73,403	118,444	61%
As a % of revenues	100.4%	111.7%	11.3 pp

Total operating expenses increased 61% in Q1 2022 compared with Q1 2021. The increase was mainly due to personnel expenses, including one-off personnel expenditure in March 2022 to support our employees during a period of macroeconomic uncertainty, and headcount growth across most of our business units to support business growth, advertising and performance marketing activities to endorse our market share gains, and the expansion of our customer base in a number of services (primarily E-commerce, Mobility and Delivery businesses, Search and Portal and our Yandex Plus subscription program), as well as due to сost of revenues related to E-commerce, Mobility and Delivery businesses and Media Services.

TAC grew 14% in Q1 2022 compared with Q1 2021 and represented 5.8% of total revenues, down 158 basis points compared with Q1 2021. The year-on-year dynamic of TAC as a share of revenue was primarily driven by a decrease in the share of advertising revenues as a percentage of total revenues as well as the optimization of TAC rates.

In RUB millions	Three months ended March 31,
	2021	2022	Change
SBC expense included in cost of revenues	124	151	22%
SBC expense included in product development	3,442	3,540	3%
SBC expense included in SG&A	2,238	2,574	15%
Total SBC expense	5,804	6,265	8%
As a % of revenues	7.9%	5.9%	-2.0 pp

Total SBC expenses increased 8% in Q1 2022 compared with Q1 2021. The increase primarily reflects new equity-based grants made in 2021 and 2022 (including RSUs and PSUs, Business Unit Equity Awards and Synthetic Options in respect of the Company’s business units) and material appreciation of the U.S. dollar against the ruble.

Income/(loss) from operations

In RUB millions	Three months ended March 31,
	2021	2022	Change
Income/(loss) from operations	(267)	(12,434)	n/m

Loss from operations amounted to RUB 12.4 billion in Q1 2022 compared to loss from operations of RUB 0.3 billion in Q1 2021. The increase of the loss reflects the changes in segment mix amid the continuing investments in our rapidly growing businesses (primarily E-commerce, Mobility and Delivery, Other Business Units and Initiatives and Media Services) as well as additional salary payments made in March to support our employees on the back of the macroeconomic instability.

Adjusted EBITDA decreased 88% in Q1 2022 compared with Q1 2021. The decline was mainly driven by re-investments of strong adjusted EBITDA generated by the Search and Portal into a number of fast-growing attractive opportunities including E-commerce, Mobility and Delivery, Other Business Units and Initiatives (including Yandex SDG, Devices, Zen and other experiments) and Media Services as well as the one-off personnel expenses in March.

Income tax expense for Q1 2022 was RUB 2,518 million, down from RUB 3,795 million in Q1 2021. If we remove the effects of deferred tax asset valuation allowances, SBC expense, tax on dividends, tax provisions recognized, the permanent differences between US GAAP and tax accounting, our effective tax rate for Q1 2022 was 22.4%, compared to 21.2% for Q1 2021 as adjusted for similar effects.

Net loss was RUB 13.0 billion in Q1 2022, compared with net loss of RUB 3.2 billion in Q1 2021. Apart from the drivers described above that affected the results of operations and income taxes, the change in net loss was driven by one-off recognition of loss from impairment of our construction in progress amounted of RUB 0.9 billion in Q1 2022. This impairment relates to previously recognized costs of warehouse automation complex, in relation to which management does not have sufficient certainty of future completion by the vendors.

Net cash flow used in operating activities for Q1 2022 was RUB 4.0 billion ($48.2 million) and capital expenditures were RUB 18.0 billion ($213.9 million).

The total number of shares issued and outstanding as of March 31, 2022 was 358,940,491, including 323,241,816 Class A shares, 35,698,674 Class B shares, and one Priority share and excluding 558,663 Class A shares held in treasury and all Class C shares outstanding solely as a result of the conversion of Class B shares into Class A shares. Any such Class C shares will be cancelled.

There were also employee share options outstanding to purchase up to an additional 2.9 million shares, at a weighted average exercise price of $44.32 per share, 2.0 million of which were fully vested; equity-settled share appreciation rights (SARs) for 0.1 million shares, at a weighted average measurement price of $32.85, all of which were fully vested; restricted share units (RSUs) covering 12.8 million shares, of which RSUs to acquire 6.2 million shares were fully vested; performance share units (PSUs) for 0.5 million shares and synthetic options for 2.1 million, 0.5 million of which were fully vested.

Impact of the current geopolitical crisis

Current geopolitical tensions and their impact on the Russian and global economy have created an exceptionally challenging environment for our business and our team.

These developments have adversely impacted (and may in the future materially adversely impact) the macroeconomic climate in Russia, resulting in significant volatility of the ruble, currency controls, materially increased interest rates and inflation and a potential contraction in consumer spending, as well as the withdrawal of foreign businesses from the Russian market. We provided detailed information on our risk exposure in our Annual Report on Form 20 F for the year ended December 31, 2021, which was filed April 20, 2022.

We continue to provide services to our users and partners as usual. We are taking appropriate measures to conserve cash, consider our capital allocation and budget appropriately during this period of uncertainty, while remaining committed to continue investing in development of our key businesses and services. We are closely monitoring sanctions and export control developments and the macroeconomic climate in Russia and we are assessing contingency plans to address potential developments. Our Board and management are focused on the wellbeing of our approximately 19,000 employees in Russia and abroad, while doing everything we can to safeguard the interests of our shareholders and other stakeholders.

With regards to our financial position as of the end of March 31, 2022, our analysis of the effect from the current geopolitical crisis on goodwill and non-current assets shows no material impact.

ABOUT YANDEX

Yandex (NASDAQ and MOEX: YNDX) is a technology company registered in the Netherlands that builds intelligent products and services powered by machine learning. Our goal is to help consumers and businesses better navigate the online and offline world. Since 1997, we have delivered world-class, locally relevant search and navigation products, while also expanding into e-commerce, online entertainment, cloud computing and other markets to assist millions of consumers in Russia and a number of international markets. More information on Yandex can be found at https://ir.yandex/.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements that involve risks and uncertainties. All statements contained in this press release other than statements of historical facts, including, without limitation, statements regarding our future financial and business performance, our business and strategy and the impact of the COVID-19 pandemic on our industry, business and financial results, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “estimate,” “expect,” “guide,” “intend,” “likely,” “may,” “will” and similar expressions and their negatives are intended to identify forward-looking statements. Actual results may differ materially from the results predicted or implied by such statements, and our reported results should not be considered as an indication of future performance. The potential risks and uncertainties that could cause actual results to differ from the results predicted or implied by such statements include, among others, the impact of the ongoing COVID-19 pandemic and regulatory and business responses to that crisis, macroeconomic and geopolitical developments affecting the Russian economy or our business, changes in the political, legal and/or regulatory environment, competitive pressures, changes in advertising patterns, changes in user preferences, technological developments, and our need to expend capital to accommodate the growth of the business, as well as those risks and uncertainties included under the captions “Risk Factors” and “Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2021 and “Risk Factors” in the Shareholder Circular filed as Exhibit 99.2 to our Current Report on Form 6-K, which were filed with the U.S. Securities and Exchange Commission (SEC) on April 20, 2022 and November 18, 2019, respectively, and are available on our investor relations website at https://ir.yandex/sec-filings and on the SEC website at https://www.sec.gov/. All information in this release and in the attachments is as of April 27, 2022, and Yandex undertakes no duty to update this information unless required by law.

USE OF NON-GAAP FINANCIAL MEASURES

To supplement the financial information prepared and presented in accordance with U.S. GAAP, we present the following non-GAAP financial measures: ex-TAC revenues, Adjusted EBITDA, Adjusted EBITDA margin, Adjusted net income/(loss) and financial results on a like-for-like basis including Yandex Market. The presentation of these financial measures is not intended to be considered in isolation or as a substitute for, or superior to, the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP financial measures to the nearest comparable U.S. GAAP measures”, included following the accompanying financial tables. We define the various non-GAAP financial measures we use as follows:

●	Ex-TAC revenues means U.S. GAAP revenues less total traffic acquisition costs (TAC)
●	Adjusted EBITDA means U.S. GAAP net income/(loss) plus (1) depreciation and amortization, (2) SBC expense, (3) interest expense, (4) income tax expense, (5) expenses related to the contingent compensation payable to employees in connection with certain business combinations, (6) income/(loss) from equity method investments, less (1) interest income and (2) other income/(loss), net
●	Adjusted net income/(loss) means U.S. GAAP net income/(loss) plus (1) SBC expense, (2) expenses related to the contingent compensation payable to certain employees in connection with certain business combinations, (3) amortization of debt discount and issuance costs related to our convertible debt adjusted for the related income tax effect, less (1) foreign exchange losses/(gains) adjusted for the related income tax effect

These non-GAAP financial measures are used by management for evaluating financial performance as well as decision-making. Management believes that these metrics reflect the organic, core operating performance of the company, and therefore are useful to analysts and investors in providing supplemental information that helps them understand, model and forecast the evolution of our operating business.

Although our management uses these non-GAAP financial measures for operational decision-making and considers these financial measures to be useful for analysts and investors, we recognize that there are a number of limitations related to such measures. In particular, it should be noted that several of these measures exclude some recurring costs, particularly share-based compensation. In addition, the components of the costs that we exclude in our calculation of the measures described above may differ from the components that our peer companies exclude when they report their results of operations.

Below we describe why we make particular adjustments to certain U.S. GAAP financial measures:

TAC

We believe that it may be useful for investors and analysts to review certain measures both in accordance with U.S. GAAP and net of the effect of TAC, which we view as comparable to sales bonuses but, unlike sales bonuses, are not deducted from U.S. GAAP revenues. By presenting revenue, net of TAC, we believe that investors and analysts are able to obtain a clearer picture of our business without the impact of the revenues we share with our partners.

SBC

SBC is a significant expense item, and an important part of our compensation and incentive programs. As it is a non-cash charge, however, and highly dependent on our share price at the time of equity award grants, we believe that it is useful for investors and analysts to see certain financial measures excluding the impact of these charges in order to obtain a clearer picture of our operating performance.

Foreign exchange gains/(losses)

Because we hold significant assets and liabilities in currencies other than our Russian ruble operating currency, and because foreign exchange fluctuations are outside of our operational control, we believe that it is useful to present adjusted EBITDA, adjusted net income/(loss) and related margin measures excluding these effects, in order to provide greater clarity regarding our operating performance.

Amortization of debt discount and issuance costs

We also adjust net income/(loss) for interest expense representing amortization of the debt discount related to our convertible senior notes due 2025 issued in Q1 2020. We have eliminated this expense from adjusted net income/(loss) as it is non-cash in nature and is not indicative of our ongoing operating performance.

The tables at the end of this release provide detailed reconciliations of each non-GAAP financial measure we use from the most directly comparable U.S. GAAP financial measure.

YANDEX N.V.

Unaudited Condensed Consolidated Balance Sheets

(in millions of Russian rubles and U.S. dollars, except share and per share data)

		As of
	December 31,	March 31,	March 31,
	2021*	2022	2022
	RUB	RUB	$
ASSETS
Cash and cash equivalents	79,275	86,047	1,023.3
Term deposits	23,415	1,999	23.8
Investments in marketable equity securities	4,049	-	-
Accounts receivable, net	43,568	39,443	469.1
Prepaid expenses	12,663	14,429	171.7
Inventory	9,587	13,494	160.5
Funds receivable, net	6,180	3,298	39.2
Investments in debt securities	452	154	1.8
VAT reclaimable	13,498	13,927	165.6
Other current assets	7,288	7,005	83.3
Total current assets	199,975	179,796	2,138.3
Property and equipment, net	98,325	110,750	1,317.1
Operating lease right-of-use assets	36,245	34,788	413.7
Intangible assets, net	22,359	23,562	280.2
Content assets, net	13,767	14,647	174.2
Goodwill	117,864	118,965	1,414.8
Long-term prepaid expenses	3,278	3,382	40.3
Equity method investments	9,425	10,547	125.4
Investments in non-marketable equity securities	790	917	10.9
Deferred tax assets	5,625	5,871	69.8
Other non-current assets	7,843	7,945	94.5
Total non-current assets	315,521	331,374	3,940.9
TOTAL ASSETS	515,496	511,170	6,079.2
LIABILITIES AND SHAREHOLDERS’ EQUITY
Accounts payable, accrued and other liabilities	84,495	85,739	1,019.7
Income and non-income taxes payable	16,196	14,673	174.5
Deferred revenue	10,415	10,256	122.0
Convertible debt	—	104,460	1,242.3
Total current liabilities	111,106	215,128	2,558.5
Convertible debt	85,835	-	-
Deferred tax liabilities	2,989	2,714	32.3
Operating lease liabilities	24,642	23,544	280.0
Finance lease liabilities	15,350	16,148	192.0
Other accrued liabilities	2,649	3,497	41.5
Total non-current liabilities	131,465	45,903	545.8
Total liabilities	242,571	261,031	3,104.3
Redeemable noncontrolling interests	869	435	5.2
Shareholders’ equity:
Priority share: €1 par value; 1 share authorized, issued and outstanding	—	—	—
Ordinary shares: par value (Class A €0.01, Class B €0.10 and Class C €0.09); shares authorized (Class A: 500,000,000, Class B: 37,138,658 and Class C: 37,748,658); shares issued (Class A: 323,800,479, Class B: 35,698,674, and Class C: 10,000); shares outstanding (Class A: 323,004,678 and 323,241,816, Class B: 35,698,674, and Class C: nil)	281	281	3.3
Treasury shares at cost (Class A: 795,801 and 558,663, respectively)	(2,728)	(1,393)	(16.6)
Additional paid-in capital	112,942	105,600	1,255.9
Accumulated other comprehensive income	16,193	10,413	123.9
Retained earnings	131,488	119,486	1,421.0
Total equity attributable to Yandex N.V.	258,176	234,387	2,787.5
Noncontrolling interests	13,880	15,317	182.2
Total shareholders’ equity	272,056	249,704	2,969.7
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	515,496	511,170	6,079.2

*  Derived from audited consolidated financial statements

YANDEX N.V.

Unaudited Condensed Consolidated Statements of Operations

(in millions of Russian rubles and U.S. dollars, except share and per share data)

	Three months ended March 31
	2021	2022	2022
	RUB	RUB	$

Revenues	73,136	106,010	1,260.7
Operating costs and expenses:
Cost of revenues(1)	34,042	51,011	606.7
Product development(1)	11,009	19,161	227.9
Sales, general and administrative(1)	23,095	40,805	485.2
Depreciation and amortization	5,257	7,467	88.8
Total operating costs and expenses	73,403	118,444	1,408.6
Income/(loss) from operations	(267)	(12,434)	(147.9)
Interest income	1,177	1,362	16.2
Interest expense	(793)	(620)	(7.4)
Income/(loss) from equity method investments	(1)	(365)	(4.3)
Other income/(loss), net	459	1,538	18.3
Net income/(loss) before income taxes	575	(10,519)	(125.1)
Income tax expense	3,795	2,518	29.9
Net income/(loss)	(3,220)	(13,037)	(155.0)
Net income/(loss) attributable to noncontrolling interests	243	(1,386)	(16.5)
Net income/(loss) attributable to Yandex N.V.	(2,977)	(14,423)	(171.5)
Net income/(loss) per Class A and Class B share:
Basic	(8.38)	(39.56)	(0.47)
Diluted	(8.38)	(39.56)	(0.47)
Weighted average number of Class A and Class B shares used in per share computation
Basic	355,411,772	364,570,692	364,570,692
Diluted	355,411,772	364,570,692	364,570,692

(1) These balances exclude depreciation and amortization expenses, which are presented separately, and include share-based compensation expenses of:

Cost of revenues	124	151	1.8
Product development	3,442	3,540	42.1
Sales, general and administrative	2,238	2,574	30.6

YANDEX N.V.

Unaudited Condensed Consolidated Statements of Cash Flows

(in millions of Russian rubles and U.S. dollars)

	Three months ended March 31,
	2021	2022	2022
	RUB	RUB	$
CASH FLOWS PROVIDED BY/(USED IN) OPERATING ACTIVITIES:
Net income/(loss)	(3,220)	(13,037)	(155.0)
Adjustments to reconcile net income/(loss) to net cash provided by/(used in) operating activities:
Depreciation of property and equipment	3,776	5,791	68.9
Amortization of intangible assets	1,481	1,676	19.9
Amortization of content assets	1,390	2,302	27.4
Operating lease right-of-use assets amortization and the lease liability accretion	2,399	4,226	50.3
Amortization of debt discount and issuance costs	517	53	0.6
Share-based compensation expense	5,804	6,265	74.5
Deferred income tax expense/(benefit)	(403)	(38)	(0.5)
Foreign exchange gains/(losses)	(264)	(1,672)	(19.9)
Loss/(income) from equity method investments	1	365	4.3
Provision for expected credit losses	282	637	7.6
Other	(51)	1,145	13.7
Changes in operating assets and liabilities excluding the effect of acquisitions:
Accounts receivable, net	(1,848)	4,257	50.6
Prepaid expenses and other assets	(5,070)	1,334	15.8
Inventory	(1,606)	(3,664)	(43.6)
Accounts payable, accrued and other liabilities and non-income taxes payable	6,941	(10,462)	(124.4)
Deferred revenue	(175)	(216)	(2.6)
Content assets	(4,659)	(3,182)	(37.8)
Content liabilities	3,266	171	2.0
Net cash provided by/(used in) operating activities	8,561	(4,049)	(48.2)
CASH FLOWS PROVIDED BY/(USED IN) INVESTING ACTIVITIES:
Purchases of property and equipment and intangible assets	(3,559)	(17,983)	(213.9)
Proceeds from sale of property and equipment	23	13	0.2
Acquisitions of businesses, net of cash acquired	(7,228)	(820)	(9.8)
Investments in non-marketable equity securities	(110)	(251)	(3.0)
Investments in marketable equity securities	(8,447)	-	-
Proceeds from sale of marketable equity securities	157	5,859	69.7
Investments in debt securities	-	100	1.2
Investments in term deposits	(130,310)	(2,000)	(23.8)
Maturities of term deposits	100,171	23,769	282.7
Loans granted	(86)	(12)	(0.1)
Proceeds from repayments of loans	-	439	5.2
Net cash provided by/(used in) investing activities	(49,389)	9,114	108.4
CASH FLOWS USED IN FINANCING ACTIVITIES:
Proceeds from exercise of share options	620	-	-
Repurchases of share options	(42)	-	-
Payment of overdraft borrowings	-	(2,940)	(35.0)
Payment of contingent consideration and holdback amount	(10)	(29)	(0.3)
Payment for finance leases	(74)	(347)	(4.1)
Purchase of redeemable noncontrolling interests	(637)	(499)	(5.9)
Other financing activities	(71)	284	3.3
Net cash used in financing activities	(214)	(3,532)	(42.0)
Effect of exchange rate changes on cash and cash equivalents, and restricted cash and cash equivalents	1,521	5,381	64.0
Net change in cash and cash equivalents, and restricted cash and cash equivalents	(39,521)	6,914	82.2
Cash and cash equivalents, and restricted cash and cash equivalents, beginning of period	132,446	79,398	944.3
Cash and cash equivalents, and restricted cash and cash equivalents, end of period	92,925	86,312	1,026.5

Reconciliation of cash and cash equivalents, and restricted cash and cash equivalents:
Cash and cash equivalents, beginning of period	132,398	79,274	942.8
Restricted cash and cash equivalents, beginning of period	48	124	1.5
Cash and cash equivalents, and restricted cash and cash equivalents, beginning of period	132,446	79,398	944.3

Cash and cash equivalents, end of period	92,878	86,047	1,023.3
Restricted cash and cash equivalents, end of period	47	265	3.2
Cash and cash equivalents, and restricted cash and cash equivalents, end of period	92,925	86,312	1,026.5

YANDEX N.V.

RECONCILIATIONS OF NON-GAAP FINANCIAL MEASURES

TO THE NEAREST COMPARABLE U.S. GAAP MEASURES

Reconciliation of Ex-TAC Revenues to U.S. GAAP Revenues

In RUB millions	Three months ended March 31,
	2021	2022	Change
Total revenues	73,136	106,010	45%
Less: traffic acquisition costs (TAC)	5,401	6,146	14%
Ex-TAC revenues	67,735	99,864	47%

Reconciliation of Adjusted EBITDA to U.S. GAAP Net Income/(loss)

In RUB millions	Three months ended March 31,
	2021	2022	Change
Net income/(loss)	(3,220)	(13,037)	305%
Add: depreciation and amortization	5,257	7,467	42%
Add: SBC expense	5,804	6,265	8%
Add: compensation expense related to contingent consideration	227	(27)	n/m
Less: interest income	(1,177)	(1,362)	16%
Add: interest expense	793	620	-22%
Add: loss/(income) from equity method investments	1	365	n/m
Less: other income/(loss)	(459)	(1,538)	235%
Add: income tax expense	3,795	2,518	-34%
Adjusted EBITDA	11,021	1,271	-88%

Reconciliation of Adjusted Net Income/(loss) to U.S. GAAP Net Income/(loss)

In RUB millions	Three months ended March 31,
	2021	2022	Change
Net income/(loss)	(3,220)	(13,037)	305%
Add: SBC expense	5,804	6,265	8%
Add: compensation expense related to contingent consideration	227	(27)	n/m
Less: foreign exchange gains/(losses)	(264)	(1,672)	n/m
Add: income tax attributable to foreign exchange gains/(losses)	73	308	322%
Add: amortization of debt discount and issuance costs	517	53	-90%
Less: income tax attributable to amortization of debt discount and issuance costs	(129)	(14)	-89%
Adjusted net income/(loss)	3,008	(8,124)	n/m

Reconciliation of Adjusted EBITDA Margin U.S. GAAP Net Loss Margin

In RUB millions
	U.S. GAAP Actual Net Loss	Net Loss Margin (1)	Adjustment (2)	Adjusted EBITDA	Adjusted EBITDA Margin (3)
Three months ended March 31, 2022	(13,037)	-12.3%	14,308	1,271	1.2%

(1)	Net income/(loss) margin is defined as net income/(loss) divided by total revenues.
(2)	Adjusted to eliminate depreciation and amortization expense, SBC expense, accrual of expense related to contingent consideration, interest income, interest expense, income/(loss) from equity method investments, other income(loss), net, and income tax expense. For a reconciliation of adjusted EBITDA to net loss, please see the table above.
(3)	Adjusted EBITDA margin is defined as adjusted EBITDA divided by total revenues.

Contacts:

Investor Relations

Yulia Gerasimova

Phone: +7 495 974-35-38

E-mail: askIR@yandex-team.ru

Media Relations

Ilya Grabovskiy

Phone: +7 495 739-70-00

E-mail: pr@yandex-team.ru